UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarter ended April 30, 2002

Barbeques Galore Limited
ABN 92 008 577 759

327 Chisholm Road, Auburn, New South Wales, 2144, Australia

Registrant’s telephone number, including area code 61-2-9704-4177

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  ☒     Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes   ☐     No  ☒

FORM 6-K

For the Quarter Ended April 30, 2002

PART I    FINANCIAL INFORMATION

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
In A$ thousands, except share data

ITEM 1.     Financial Statements.

	April 30, 2002	January 31, 2002
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$36	$35
Accounts receivable, net of allowance of $282 at April 30, 2002 and $270 at January 31, 2002	10,540	13,238
Inventories (note 2)	70,843	63,259
Deferred income taxes	1,232	1,182
Prepaid expenses and other current assets	3,443	2,009

Total current assets	86,094	79,723
Non-current assets:
Receivables from affiliates	1,048	896
Property, plant and equipment, net of accumulated depreciation of $36,623 at April 30, 2002 and $35,916 at January 31, 2002	35,631	37,236
Goodwill, net of accumulated amortization of $598 at April 30, 2002 and $598 at January 31, 2002	1,126	1,126
Deferred income taxes	4,459	3,600
Other non-current assets	2,593	2,515

Total assets	$130,951	$125,096

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$32,225	$29,278
Payables to related parties	142	152
Current portion of obligations under capital leases	1,724	2,289

Total current liabilities	34,091	31,719
Non-current liabilities:
Long-term debt	31,382	25,076
Obligations under capital leases, excluding current portion	4,099	4,124
Other long-term liabilities	2,912	1,885

Total liabilities	72,484	62,804

Shareholders’ equity:
Ordinary shares, no par value—authorized 27,437,853 shares; 4,541,652 issued shares; 4,541,652 outstanding shares	40,733	40,733
Accumulated other comprehensive income	6,444	8,725
Retained earnings	13,486	15,030

	60,663	64,488
Less: Treasury stock at cost—425,000 Ordinary shares	(2,196)	(2,196)

Total shareholders’ equity	58,467	62,292

Total liabilities and shareholders’ equity	$130,951	$125,096

See accompanying notes to the condensed Consolidated Financial Statements

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND OTHER COMPREHENSIVE (LOSS) INCOME
In A$ thousands, except share and per share data

	Three Months Ended April 30, 2002	Three Months Ended April 30, 2001
	(Unaudited)
Net sales	$68,966	$63,029
Cost of goods sold, warehouse, distribution and occupancy costs	50,023	44,506

Gross profit	18,943	18,523
Selling, general and administrative expenses	20,846	22,641
Store pre-opening costs	—	51

Operating (loss)	(1,903)	(4,169)
Equity in income (loss) of affiliates, net of tax	187	(7)
Interest expense	507	734

(Loss) before income tax	(2,223)	(4,910)
Income tax (benefit)	(679)	(1,437)

Net (loss)	(1,544)	(3,473)
Other comprehensive (loss) income	(2,281)	2,323

Net (loss) after other comprehensive (loss) income	$(3,825)	$(1,150)

Basic (loss) per share	$(0.38)	$(0.78)

Diluted (loss) per share	$(0.38)	$(0.78)

Weighted average shares outstanding (in thousands)
— Basic	4,117	4,435

— Diluted	4,117	4,435

See accompanying Notes to the Condensed Consolidated Financial Statements

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
In A$ thousands

	Three Months Ended April 30, 2002	Three Months Ended April 30, 2001
	(Unaudited)
Cash flows from operating activities:
Net (loss)	$(1,544)	$(3,473)
Non-cash charges, net	275	2,063
Changes in operating assets and liabilities:
Receivables and prepaid expenses	1,259	(1,297)
Inventories	(7,622)	(6,314)
Other assets	20	(22)
Accounts payable and accrued liabilities	3,142	6,328

Net cash (used in) operating activities	(4,470)	(2,715)

Cash flows from investing activities:
Capital expenditures	(1,093)	(1,871)
Loan repayments (paid)	(152)	(98)

Net cash (used in) investing activities	(1,245)	(1,969)

Cash flows from financing activities:
Repayment of long-term debt	(2,604)	(2,500)
Proceeds from long-term debt	8,910	9,375
Repurchase of Treasury stock	—	(1,555)
Principal payments under capital leases	(590)	(635)

Net cash provided by financing activities	5,716	4,685

Net increase in cash and cash equivalents	1	1
Cash and cash equivalents at beginning of period	35	34

Cash and cash equivalents at end of period	$36	$35

Supplemental disclosure of cash flow information:
Income taxes paid	$1,588	$1,527

Interest paid	$547	$692

See accompanying Notes to the Condensed Consolidated Financial Statements

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

1    Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America for interim financial information and Rule 10-01 of Regulation S-X.

As a result, the information contained in these unaudited consolidated financial statements and footnotes is condensed from that which would appear in annual consolidated financial statements and does not contain all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. Accordingly, these condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes contained in the Annual Report on Form 20-F for the fiscal year ended January 31, 2002, filed by Barbeques Galore Limited (the “Company”) with the Securities and Exchange Commission (the “Commission”) on May 1, 2002. The unaudited condensed consolidated financial statements as of April 30, 2002 and for the three months ended April 30, 2002 and 2001 include all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation. The results of operations for interim periods are not necessarily indicative of the results that may be expected for the entire year. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

2    Inventories

The major classes of inventories are as follows:

	April 30, 2002	January 31, 2002
	(Unaudited)
	In A$ thousands
Finished goods	$65,582	$58,575
Work in progress	1,735	1,705
Raw materials	4,036	3,451

	71,353	63,731
Less: Reserve for obsolescence	(510)	(472)

	$70,843	$63,259

3    (Loss) Earnings per Share

Basic (loss)/earnings per share are computed by dividing net (loss)/income available to ordinary shareholders by the weighted average number of ordinary shares. Diluted (loss)/earnings per share are computed by dividing net (loss)/income available to ordinary shareholders by the weighted average of ordinary shares and dilutive ordinary share equivalents for the period. In calculating the dilutive effect of share options, the Company uses the treasury stock method. For the three months ended April 30, 2002 and 2001, ordinary share equivalents have not been considered since they are anti-dilutive.

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4    Recent Accounting Pronouncements

In June 2001, the FASB issued Statement No. 141, Business Combinations (“Statement 141”) and Statement No. 142, Goodwill and Intangible Assets (“Statement 142”). Statement 141 requires that the purchase method of accounting be used for all business combinations completed after June 30, 2001 and also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill. Statement 142 requires that goodwill no longer be amortized, but instead tested for impairment at least annually. Statement 142 also requires recognized intangible assets to be amortized over their respective estimated useful lives and reviewed for impairment in accordance with Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“Statement 144”). Any recognized intangible asset determined to have an indefinite useful life will not be amortized, but instead tested for impairment in accordance with Statement 142 until its life is determined to no longer be indefinite.

The provisions of Statement 141 are applicable to all business combinations accounted for by the purchase method for which the date of acquisition is July 1, 2001 or later. The Company has adopted the provisions of Statement 142 on February 1, 2002 with retroactive application of Statements 141 and 142 not being permitted. However, any goodwill and any intangible asset determined to have an indefinite useful life that is acquired in a business combination completed after June 30, 2001 will not be amortized. Effective February 1, 2002, the Company will no longer amortize goodwill and, having evaluated the impact of Statement 141, believes there will be no material impact on its results of operations, financial position or liquidity.

As a result of ceasing to amortize goodwill, the Company estimates that operating income will increase by approximately $86,000 during the year ending January 31, 2003. Statement 142 provides for a six-month transitional period from the effective date of adoption to perform an assessment as to whether there is an indication that goodwill is impaired. To the extent that an indication of impairment exists, a second test must be performed to measure the amount of such impairment with the second test to be performed as soon as possible, but no later than the end of the fiscal year. Any impairment measured as of the date of adoption will be recognized as the cumulative effect of a change in accounting policy. Because of the extensive effort needed to complete this assessment, the Company has neither determined whether there is any indication that goodwill is impaired, nor the amount of any potential impairment.

In June 2001, the FASB issued Statement No. 143, Accounting for Asset Retirement Obligations (“Statement 143”). Statement 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs and applies to legal obligations associated with the retirement of long-lived assets and/or the normal operation of a long-lived asset. Under Statement 143, the fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The liability is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. Statement 143 will be effective for the Company as of February 1, 2003 and having evaluated the impact of Statement 143, believes there will be no material impact on its results of operations, financial position or liquidity.

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In August 2001, the FASB issued Statement 144, which addresses financial accounting and reporting for the impairment of long-lived assets and which will supersede Statement 121 with respect to the accounting for the impairment or disposal of long-lived assets and Accounting Principals Board Opinion No. 30 (“Opinion 30”) for the disposal of a segment of a business. Statements 144 retains the requirements of Statement 121 to:

(a)	recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows; and

(b)	measure an impairment loss as the difference between the carrying amount and fair value of the asset.

Statement 144 also requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until the asset is disposed of. Statement 144 retains the basic provisions for Opinion 30 for the presentation of discontinued operations in the income statement but broadens that presentation to include a component of an entity, rather than a segment of a business. A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity that is classified as held for sale or that has been disposed of, is presented as a discontinued operation if the operations and cash flows of the component will be (or have been) eliminated from the ongoing operations of the entity and the entity will not have any significant continuing involvement in the operations of the component. In addition, discontinued operations are no longer measured on a net realizable value basis and future operating losses are no longer recognized before they occur.

Statement 144 is effective for the Company as of February 1, 2002 and having evaluated the impact of Statement 144, there was no material impact on its results of operations, financial position or liquidity.

5    Segments and Related Information

The Company is engaged in the retail industry and operates through stores located in two geographic segments, Australia and the United States.

The Company measures the performance of its operating segments based on gross profit and operating (loss)/income, which is defined as (loss)/income before equity income of affiliates net of tax, interest expense and income tax (benefit)/expense. In addition, the operating income of the United States does not include all the income attributable to it for product manufactured and purchased for the United States by the Australian subsidiaries.

Summarized financial information concerning the Company’s reportable segments is as follows:

	Australia	United States	Total
	(in A$ thousands)
Three Months to April 30, 2002
Revenues from external customers	$24,427	$44,539	$68,966

Gross profit	$6,678	$12,265	$18,943

Operating (loss)	$(1,089)	$(814)	$(1,903)

Depreciation and amortization	$928	$834	$1,762

Capital expenditures	$515	$578	$1,093

Total assets	$64,449	$66,502	$130,951

Three Months to April 30, 2001
Revenues from external customers	$22,425	$40,604	$63,029

Gross profit	$7,100	$11,423	$18,523

Operating (loss)	$(1,481)	$(2,688)	$(4,169)

Depreciation and amortization	$1,054	$959	$2,013

Capital expenditures	$147	$1,724	$1,871

Total assets	$69,411	$70,866	$140,277

ITEM 2.     Management’s Discussion and Analysis of Financial Condition and Results of Operations.

This information should be read in conjunction with the condensed consolidated financial statements and the notes thereto included in Item 1 of Part 1 of this Quarterly Report and the audited consolidated financial statements and notes thereto and the Operating and Financial Review and Prospects contained in the Company’s 2002 Annual Report on Form 20-F.

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which involve risks and uncertainties. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” within this section and elsewhere in the Company’s Annual Report on Form 20-F (File No. 333-37259) for the fiscal year ended January 31, 2002, filed with the Commission on May 1, 2002. Factors that could cause or contribute to such differences include those discussed herein as well as those included in the documents that the Company files from time to time with the Commission. Unless the context requires otherwise, references to “Barbeques Galore,” “we,” “our,” “us” and similar terms refer to Barbeques Galore Limited and its consolidated subsidiaries.

Overview

We believe we are the leading specialty retail chain of barbecue and barbecue accessory stores in Australia and the United States, having regard to the number of stores and sales volume. We also base this belief on our years of experience in the barbecue retail industry as well as our contacts with other industry retailers, suppliers and trade associations. We opened our first store in Sydney, Australia in 1977 and our first U.S. store in Los Angeles, in 1980. Our stores carry a wide assortment of barbecues and related accessories, displayed in a format that emphasizes social activities and healthy outdoor lifestyles in addition to a comprehensive line of fireplace products and certain backyard products and, in Australia, home heating products, camping equipment, outdoor furniture and backyard products. As of April 30, 2002, we owned and operated 34 stores in all six states in Australia, as well as two wood heating outlets in Tasmania, Australia and 65 stores (including three U.S. Military concession stores), in ten states in the United States. In addition, as of such date, there were 50 licensed stores in Australia and nine franchised stores in the United States, all of which operate under the “Barbeques Galore” name.

We derive our revenue primarily from four categories: Australian retail, United States retail (including royalties and sales to franchisees), Australian licensing (including license fees and sales to licensees) and Australian wholesale. For the three months ended April 30, 2002, these categories represented 23.1%, 64.6%, 4.9% and 7.4% respectively, of our net sales for such period, representing a (0.1%), 9.7%, (0.6%) and 66.6% (decrease)/increase over their respective net sales levels for the three months ended April 30, 2001.

In May 2002, Barbeques Galore, Inc. relocated its Irvine distribution center to a 98,821 square foot facility in Ontario, California and its U.S. headquarters to a 12,696 square foot facility in Lake Forest, California. These moves are expected to reduce costs and enhance operating efficiencies.

Critical Accounting Policies

In response to the Commission’s Release No. 33-8040, “Cautionary Advice Regarding Disclosure About Critical Accounting Policies,” we have identified the critical accounting policies that are most important to the portrayal of our financial condition and results of operations. The policies set forth below require management’s most subjective judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Store Closure Costs

We assess the impairment of identifiable long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

•	significant underperformance relative to expected historical or projected future operating results;

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

•	significant negative industry or economic trends.

When we determine that the carrying value of long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on a projected discounted cash flow method using a discount rate determined by management to be commensurate with the risk inherent in our current business model.

During fiscal 2002, our decision to close seven U.S. stores, triggered an impairment review of identifiable net assets in relation to these stores. As a result of this impairment review, leasehold improvements with a net book value of $1,018,000 were written down to nil.

In addition to these asset write-downs and costs of $567,000 incurred in relation to the store closures, we raised a provision of $622,000 at of January 31, 2002 in relation to stores to be closed during the forthcoming fiscal year. The provision was made in relation to lease buyout costs, future contractual rental costs to be incurred following closure and prior to sub-lease and, commission expenses related to sub-leasing these stores. In calculating this provision, we made estimates in relation to the period of time it would take to secure a suitable sub-lease following closure of the stores and the amount of future expenses that would be incurred. If our assumptions prove to be inaccurate, then the actual amount of cash outflows as a result of the closure of these stores may be in excess of the amount provided.

Inventory Reserves

In assessing the adequacy of our reserve for stock obsolescence, we make assumptions in relation to future demand and market conditions. If actual demand and market conditions are less favorable than those projected by management, additional inventory reserves may be required.

Liquidity

We have historically financed our operations through cash flows from operations and bank borrowings.

All committed facilities are provided subject to the standard Australian practice of regular annual review of required limits, our performance and the normal terms and conditions, including financial covenants, applicable to bank lending.

The success of our operations depends upon a number of factors related to consumer spending. These include future economic conditions affecting disposable consumer income such as employment, business conditions, interest rates and taxation. If existing economic conditions were to deteriorate, consumer spending may decline, thereby adversely affecting our business and results of operations. This could affect the level of cash flows from operations and our ability to meet the financial covenants applicable to our bank lending.

Off Balance Sheet Arrangements

Our off-balance sheet arrangements are limited to the leasing of plant and equipment and motor vehicles through operating leases. The leases do not expose us to any liabilities not recognized in the balance sheet.

Contractual Cash Commitments

The table below summarizes our contractual cash commitments by payment date:

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	In A$ thousands
Operating leases	$101,360	$21,636	$35,936	$22,514	$21,274
Capital lease obligations	6,630	2,484	3,659	487
Long term debt	31,382		31,382

Total	$139,372	$24,120	$70,977	$23,001	$21,274

Results of Operations

The following table sets forth our unaudited consolidated operating results as a percentage of net sales for the three months ended April 30, 2002 and 2001. Given the degree of seasonality to which our business is subject, our quarterly results and comparisons of such quarterly results to prior years’ quarters are not necessarily indicative of future results.

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended April 30, 2002	Three Months Ended April 30, 2001
	(Unaudited)
Net sales	100.0%	100.0%
Cost of goods sold, warehouse, distribution and occupancy costs	72.5	70.6

Gross profit	27.5	29.4
Selling, general and administrative expenses	30.2	35.9
Store pre-opening costs	0.0	0.1

Operating (loss)	(2.7)	(6.6)
Equity in income (loss) of affiliates, net of tax	0.2	0.0
Interest expense	0.7	1.2

(Loss) before income tax	(3.2)	(7.8)
Income tax (benefit)	(1.0)	(2.3)

Net (loss)	(2.2)%	(5.5)%

There has been no material impact of inflation and changing prices on our net sales and operating income for the three months ended April 30, 2000 through 2002, respectively.

Three Months Ended April 30, 2002 (Unaudited) Compared to Three Months Ended April 30, 2001 (Unaudited)

Net sales increased by approximately A$6.0 million, or 9.5%, to A$69.0 million for the three months ended April 30, 2002 from A$63.0 million for the three months ended April 30, 2001. In the United States, one company-owned store was closed and no new stores were opened in either the United States or Australia. In Australia, the refurbishment of certain stores has commenced to merchandize the new backyard products. Comparable store sales increased 7.6% in the United States due to an aggressive advertising campaign, which promoted price awareness and commenced earlier than the comparable period in 2001. In Australia, comparable store sales decreased marginally by 0.6% mostly attributed to a planned scaled-down camping offering which is being replaced with backyard specialty items and a broader range of outdoor furniture. Comparable store sales increased on a group basis and contributed A$1.9 million to the increase in net sales. Increased sales of A$2.0 million also resulted from stores not forming part of the comparable store sales, including three new stores, which opened in the United States in the previous twelve months. The balance of the increased sales was primarily attributable to a A$2.1 million increase in Australian wholesale.

Reported gross margin increased approximately A$0.4 million, or 2.2% to A$18.9 million for the three months ended April 30, 2002 from A$18.5 million for the three months ended April 30, 2001. Gross margin percentage decreased to 27.5% during the three months ended April 30, 2002 from 29.4% during the comparable period in 2001. The decrease in gross margin percentage was mainly attributable to the pre-season promotional and clearance sales in the United States, partially offset by an improved margin in Australia, particularly in the barbecue category.

Selling, general and administrative expenses (which exclude store pre-opening expenses) decreased approximately A$1.8 million, or 8.0%, to A$20.8 million for the three months ended April 30, 2002 from A$22.6 million for the three months ended April 30, 2001. As a percentage of net sales, selling, general and administrative expenses decreased to 30.2% during the three months ended April 30, 2002 from 35.9% during the comparable period in 2001. This percentage decrease was primarily due to cost containment efforts implemented last year and the impact of the current cost reduction program, both in the United States and Australia, as well as the closure of three under-performing stores in the United States.

Store pre-opening expenses decreased by A$51,000 to A$nil for the three months ended April 30, 2002 from A$51,000 for the three months ended April 30, 2001, due to no new stores being opened in either the United States or Australia.

Operating loss decreased by A$2.3 million to A$1.9 million for the three months ended April 30, 2002 from A$4.2 million for the three months ended April 30, 2001.

Income from affiliates increased by A$194,000 to A$187,000 for the three months ended April 30, 2002 from A$(7,000) for the three months ended April 30, 2001, due to the performance of Bromic Pty Limited.

Interest expense decreased by A$0.2 million to A$0.5 million for the three months ended April 30, 2002 from A$0.7 million for the three months ended April 30, 2001 due to lower interest rates and a reduction in long term debt.

Our effective tax rate was 30.5% (benefit) in the three months ended April 30, 2002 and 29.3% (benefit) during the comparable period in 2001 as a result of using a linear rate for the three months ended April 30, 2002, the exclusion from Australian taxation of equity in income of affiliates and the taxing of USA losses at a rate of 40%.

Liquidity and Capital Resources

We have historically financed our operations through cash flow from operations and bank borrowings. We have access to a facility with the Australian and New Zealand Banking Group Limited (“ANZ”), (the “ANZ Facility”), up to A$52.2 million comprising a multi-option, overdraft, leasing, foreign currency and other facilities in principal amount of A$43.7 million and real property loans in principal amount of A$8.45 million (secured by registered first mortgages over our respective freehold properties and which accrue interest at rates varying from 6.9% to 7.5% per annum). The ANZ Facility is secured by a first security interest over our present and future Australian assets and a second security interest (subordinate to a lien under the Merrill Lynch Facility as defined in the paragraph below), in all our assets in the United States. The ANZ Facility is further guaranteed by each of our subsidiaries, including The Galore Group (USA), Inc. and Barbeques Galore, Inc. (referred to collectively as “Galore USA”).

All committed facilities are provided subject to the standard Australian practice of regular annual review of required limits, our performance and the normal terms and conditions, including financial covenants, applicable to bank lending. Historically, we have renegotiated our credit facilities on similar terms and conditions and, as we are able to roll-over bank bills (generally taken out for periods varying from approximately 30 to 90 days), the outstanding balance relating to bank bills and property loans is classified as a non-current liability.

Our total long-term debt matures as follows:

(In A$ thousands)
12 months ending April 30,
2003	$—
2004	31,382

$31,382

Barbeques Galore Inc., our U.S. operating subsidiary, has access to a credit facility with Merrill Lynch Business Financial Services, Inc., (“Merrill Lynch”). As currently in effect, such facility comprises a revolving line of credit in aggregate principal amount of US$1.0 million. Indebtedness under the revolving line of credit accrues interest at the 30-day commercial paper rate plus 2.70% and is payable monthly. The Merrill Lynch Facility is secured by a first security interest in all Galore U.S.A. present and future assets and is guaranteed by us and The Galore Group (USA), Inc., the parent of Barbeques Galore, Inc.

Our operations have used cash flows in the three months ended April 30, 2002 and 2001 of A$4.5 million and A$2.7 million, respectively. The cash used in operating activities relates to an increase in inventories offset by an increase in accounts payable and accrued liabilities.

Net cash flows used in investing activities for the three months ended April 30, 2002 and 2001, were A$1.2 million and A$2.0 million respectively. In Australia, cash flows used in investing activities resulted primarily from capital expenditures related to factory tooling and the commencement of refurbishment of certain Australian stores to merchandize the new backyard products. In the United States, cash flows used in investing activities resulted primarily from capital expenditures related to the relocation of the distribution center to Ontario, California and the U.S. headquarters to Lake Forest, California. Our approach for expansion in the USA remains cautious and at the present time, we do not anticipate opening any new stores during the current fiscal year.

The cash flows used in operations and investing activities have been largely sourced from long term borrowings under the ANZ and Merrill Lynch Facilities.

At April 30, 2002 we had working capital of A$52.0 million and maintained minimal amounts in cash and cash equivalents, relying instead on undrawn facilities under our borrowing arrangements with ANZ and Merrill Lynch.

We believe the ANZ and Merrill Lynch Facilities are sufficient to meet our presently anticipated working capital and capital expenditure requirements for at least the next twelve months.

Risk Factors

The following are certain factors that you should consider when evaluating our business, financial conditions and results of operations. However, these factors are not exclusive and you are urged to consider the statements made elsewhere herein and in our other publicly filed documents.

Failure to hire, train and retain competent managers and personnel could have a material adverse affect on our business.

If we determined or were required, to close a Barbeques Galore store, we would attempt to sublet the vacated store space in order to cover ongoing lease costs. Even if we were able to sublet such store, we may incur significant costs in writing off leasehold improvements. In addition, when we embark on expansion, it will result in increased demand on our managerial, operational and administrative resources. We must be able to hire, train and retain competent managers and personnel and manage the systems and operational components when we grow. Our failure to attract and retain qualified management and personnel or appropriately adjust operational systems and procedures, would adversely affect our future operating results.

Weakening economic conditions may have an adverse affect on our business and results of operation.

The success of our operations depends upon a number of factors related to consumer spending, including future economic conditions affecting disposable consumer income such as employment, business conditions, interest rates and taxation. If the economic conditions of 2001 were to continue, or deteriorate, consumer spending may decline, thereby adversely affecting our business and results of operations. These adverse affects may be exacerbated by the significant current regional concentration of our business in Australia and the Pacific West, Southwestern and East coast U.S. markets.

Changing merchandise trends, consumer demands or product quality, could adversely affect our sales.

Our success depends on our ability to anticipate and respond to changing merchandise trends and consumer demands in a timely manner. We believe we have benefited from a lifestyle trend towards consumers spending more quality time together in outdoor family gatherings and social activities. Any change in this trend could adversely affect consumer interest in our major product lines. Moreover, our products must appeal to a broad cross-section of consumers whose preferences (as to product features such as colors, styles, finishes and fuel types) cannot always be predicted with certainty and may change between sales seasons. If we misjudge either the market for our merchandise or our customers’ purchasing habits, we may experience a material decline in sales or be required to sell inventory at reduced margins. We could also suffer a loss of customer goodwill if our manufacturing sources or stores, do not adhere to our quality control or service procedures or otherwise fail to ensure satisfactory quality of our products. These outcomes may have a material adverse effect on our business, operating results and financial condition.

If we fail to execute certain operational changes, our ability to implement our business strategies would be adversely affected.

We have identified a number of areas for improvement in our operations which will have a significant impact on our business strategies. In addition, when we expand into new regions, we may need additional warehouse capacity. We may in the future, need to secure further distribution centers, expand our current warehouse facilities in the United States or utilize public warehousing space, in each case depending on availability and cost at such time. We cannot assure you as to whether or when we will be able to effect any expansion or replacement of distribution facilities, or any other necessary operational changes that may arise, or that we will not incur cost overruns or disruptions in our operations in connection therewith. Our failure to effect these and any other necessary operational changes on a timely basis would adversely affect our expense structure and, therefore, our business, financial condition and operating results.

Intense competition in our market could prevent us from increasing or sustaining our revenues.

The retail and distribution markets for barbecues and our other product offerings are highly competitive in both the United States and Australia. Our retail operations compete against a wide variety of retailers, including mass merchandisers, discount or outlet stores, department stores, hardware stores, home improvement centers, specialty patio, fireplace or cooking stores, warehouse clubs, web sites and mail order companies. Our manufacturing and wholesale operations compete with many other manufacturers and distributors throughout the world, including high-volume manufacturers of barbecues and home heaters. We compete for retail customers primarily based on our broad assortment of competitively priced, quality products (including proprietary and exclusive products), convenience, customer service and the attractive presentation of merchandise within our stores and on our web site. Many of our competitors have greater financial, marketing, distribution and other resources than we do and, particularly in the United States, may have greater name recognition than us. Furthermore, the lack of significant barriers to entry into our segment of the retail industry may also result in new competition in the future. If we fail to compete effectively, we may be unable to increase our market share or our market share may decline which could adversely affect our revenues.

Our revenues fluctuate from period to period and are subject to various factors including seasonality and weather.

Our business is subject to substantial seasonal variations which have caused and are expected to continue to cause, our quarterly results of operations to fluctuate significantly. Historically, we have realized a major portion of our net sales and a substantial portion of our net income for the year during summer months and holiday seasons when consumers are more likely to purchase barbecue products, camping equipment, outdoor furniture and other backyard products. In anticipation of our peak selling seasons (late spring and early summer), we substantially increase our inventory levels and hire a significant number of part-time and temporary employees. In non-peak periods, particularly in late winter in the United States and early fall in Australia, we regularly experience monthly losses. In order to partially offset the effects of seasonality, we operate in both the Southern and Northern hemispheres, which have opposite seasons and offer fireplace products and (in Australia) home heaters, in the fall and winter months. However, sales of any of our major product lines (in particular home heaters), may vary widely in peak seasons depending on, among other things, prevailing weather patterns, local climate conditions, actions by competitors and shifts in timing of holidays. Our quarterly and annual results of operations may also fluctuate significantly as a result of a variety of other factors, including the timing of new store openings, releases of new products and changes in merchandise mix throughout the year. We have in the past, experienced quarterly losses, particularly in our fiscal first quarter, and expect to experience such losses in the future. Because of these fluctuations in operating results, the results of operations in any quarter are not necessarily indicative of the results that we may achieve for a full fiscal year or any future quarter. If for any reason our sales or gross margins during peak seasons or periods were substantially below expectations, our quarterly and annual results would be adversely affected.

Our failure to maintain and upgrade core computer systems which operate and monitor all major aspects of our business could have a material adverse effect upon our business.

We rely on certain management information systems to obtain daily sales information from our stores and to operate and monitor all major aspects of our business.

Our Head Office Information Systems process all distribution, warehouse management, inventory control, purchasing, merchandising, financial and office automation applications. Each store has PC-based point-of-sale (“POS”) registers which manage all sales transactions and store based purchasing transactions. The store check out registers are networked to an In-Store Processor (“ISP”) located in the back office of each store. At the end of each day’s processing, the data from each register is consolidated onto the ISP which has an attached modem and which is polled daily to upload the data to the head office system. We rely upon our management information systems in operating and monitoring all major aspects of our business, including sales, gross profits, warehousing, distribution, purchasing, inventory control, financial accounting and human resources. Any disruption in the operation of our management information systems, or our failure to continue to upgrade, integrate or expend capital on such systems as our business expands, could have a material adverse effect upon our business, operating results and financial condition.

Our success depends on several of our directors, senior management and employees, and they may not remain with us in the future.

Our success is largely dependent on the efforts and abilities of our directors, senior management and employees, particularly, Sam Linz, Chairman of the Board, Robert Gavshon, Deputy Chairman of the Board, John Price, Head of Product Management and Development and Director, and Sydney Selati, Director and President of Barbeques Galore, Inc., our U.S. operating subsidiary. These individuals have an average of 19 years of experience with us and have chief responsibility for the development of our current business. We do not have employment contracts with any of our directors, senior management and employees. The loss of the services of these individuals or other key employees could have a material adverse effect on our business, operating results and financial condition.

We face business, political and economic risk because we transact business outside of the United States.

Barbeques Galore, with its headquarters, manufacturing, enameling, wholesale and non-U.S. store operations in Australia, transacts a large proportion of its business in Australia and obtains a significant portion of its merchandise, parts and raw materials from China, Taiwan, Indonesia, Thailand, Italy and other markets outside of the United States and Australia. There are risks inherent in doing business in international markets, including:

•	tariffs;

•	customs duties and other trade barriers;

•	difficulties in staffing and managing foreign operations;

•	political instability, expropriation, nationalization and other political risks;

•	foreign exchange controls, technology, export and import restrictions or prohibitions;

•	the difficulties of compliance with foreign laws and regulations;

•	delays from customs brokers or government agencies;

•	seasonal reductions in business activity;

•	subjection to multiple taxation regimes and potentially adverse tax consequences; and

•	acts of terrorism.

Any of these risks could materially adversely affect our business, operating results and financial condition.

We rely on a few significant vendors and suppliers who may discontinue selling to us at any time.

We purchase certain of our finished inventory and manufacturing parts and all of our raw materials from numerous vendors and suppliers and generally have no long-term purchase contracts with any vendor or supplier. During the twelve months ended January 31, 2002, we purchased inventory from over 500 vendors in the United States, Australia and Asia. In such period, approximately 25% of our merchandise purchases were obtained from our ten largest vendors. Although no vendor accounted for more than 5% of our merchandise purchases in such period, we consider certain barbecue brands to be significant to our business, especially in the United States. Also during such period and during the three months ended April 30, 2002, we purchased barbecue and home heater parts from over 90 suppliers in Asia, Australia and North America. No single supplier accounted for more than 5% of factory parts and raw material purchases during the twelve months ended January 31, 2002 other than Sheet Metal Supplies Pty Limited (“SMS”), a steel distributor, Bromic Pty Limited (“Bromic”), an Australian gas components importer and Sandvik Australia Pty Limited (“Sandvik”), a stainless steel distributor, which accounted for approximately 14%, 9% and 9% respectively, of our factory parts and raw material purchases during this period and approximately 64% of our factory parts and raw material purchases were obtained from our ten largest suppliers. During the three months ended April 30, 2002, Smorgon Sheet Metal Supplies Pty Limited, Bromic, Austral Bronze Crane Copper Limited trading as Austral Wright Metals and Onesteel Aluminum Pty Limited supplied us with approximately 17%, 9%, 8% and 5% respectively, of our factory parts and raw material purchases and we obtained approximately

68% of our factory parts and raw materials from our ten largest suppliers. Our results of operations could be adversely affected by a disruption in purchases from any of these key vendors or suppliers or from volatility in the prices of, or tariffs imposed on, such parts or raw materials, especially steel, which has fluctuated in the past. In addition, some of our key suppliers currently provide us with certain purchasing incentives, such as volume rebates and trade discounts. A reduction or discontinuance of these incentives could have an adverse effect on our business.

Our products and the personal use thereof are subject to certain government regulations which could influence product liability claims and impact the manner in which we distribute our products.

Many of our products use gas and flame and, consequently, are subject to regulation by authorities in both the United States and Australia in order to protect consumers, property and the environment. For example, our products and their personal use are subject to regulations relating to, among other things, the use of fire in certain locations (particularly restrictions relating to the availability or frequency of use of wood heating in homes and barbecues in apartments), restrictions on the sale or use of products that enhance burning potential such as lighter fluid, restrictions on the use of gas in specified locations (particularly restrictions relating to the use of gas containers in confined spaces) and restrictions on the use of wood burning heaters. Such regulations have had, and can be expected to have, an increasing influence on product claims, manufacturing, contents, packaging and heater usage. We cannot assure you that certain jurisdictions in which we operate will not impose additional restrictions on the sale or use of our products. Such restrictions may negatively impact our sales and cause our business to suffer.

Product liability claims could materially adversely affect our customer relations and costs.

Failure of a product could give rise to product liability claims if customers, employees or third parties are injured or any of their property is damaged while using one or more of our products. Such injury could be caused, for example, by a gas valve malfunction, gas leak or an unanticipated flame-up resulting in injury to persons and/or property. In the event of such an occurrence, we could incur substantial litigation expense, receive adverse publicity, suffer a loss of sales or all or any of the foregoing. Even if such circumstances were beyond our control, our business, operating results and financial condition could be materially adversely affected. Although we maintain liability insurance in both Australia and the United States, we cannot assure you that such insurance will provide sufficient coverage in any particular case.

One of our former insurance providers has been placed into liquidation and the impact of this on our insurance coverage is unclear.

We placed a major portion of our insurance policies with HIH Casualty and General Insurance Limited (“HIH”) during the 12 months ending June 30, 2001 and earlier periods. HIH Insurance Limited and 17 of its subsidiaries (“HIH Group”) have been placed into liquidation. We have replaced these insurance policies with other insurers and have no material claims against us on foot in relation to the period during which we were covered by HIH. Furthermore, to the best of our knowledge and belief, we are unaware of any further material claims which may arise against us in relation to any events during the period we were covered by HIH. It is also unknown at this stage when and what amounts, if any, would be recoverable from the Liquidators of the HIH Group were such claims to arise.

Our manufacturing and enameling operations are subject to government regulations.

Our barbecue and home heater manufacturing and enameling operations are subject to regulations governing product safety and quality, the discharge of materials hazardous to the environment, water usage, workplace safety and labor relations. Our distribution facilities are also subject to workplace safety and labor relations regulations. As a barbecue and barbecue accessories store, we sell lighter fluid, lighters, matches and similar products which may be considered flammable when in contact with open flame or activated. Our sale of certain products may result in technical violations of certain of our leases which prohibit the sale of flammable materials in or on the leased premises. Over our operating history, we have made our landlords aware that we sell these products. To date, no landlord has terminated or threatened termination of any lease due to these sales. Violations of these regulations and restrictions could have a material adverse effect on our business, operating results or financial condition.

We depend on third-party carriers to distribute our products.

We manufacture, or have manufactured for us, a substantial portion of the barbecues and home heaters that we sell in our stores. We distribute merchandise to our stores primarily from our distribution centers located at our headquarters in Australia, in Ontario, California and Charlotte, North Carolina. In distributing merchandise, we rely upon third-party sea carriers to ship our manufactured products from Australia to the United States, as well as third-party surface freight carriers to transport all of our merchandise from our distribution centers and warehouses to our stores. Accordingly, we are subject to numerous risks associated with the distribution of our merchandise, including:

•	mechanical risks;

•	labor stoppages or strikes;

•	inclement weather;

•	import regulation; and

•	changes in fuel prices.

In addition, we believe that, while our distribution facilities are sufficient to meet our current needs, we may need another distribution center or larger facilities in the United States or Australia to support the further growth and expansion of stores.

Failure of our franchisees and licensees to adhere to our standards could adversely affect customer loyalty and diminish our brand name and reputation.

As of April 30, 2002, there were 50 licensed stores in Australia and nine franchised stores in the United States, all of which are operated under the “Barbeques Galore” name by independent licensees or franchisees to whom we sell proprietary and other store products, and provide support services. The licensees and franchisees operate such stores pursuant to agreements which typically permit licensees and franchisees to assign the agreements to their immediate family and provide the licensees and franchisees with exclusive geographical sales territories. We monitor our licensed and franchised stores to assure their conformity to our standards and image and require the licensees and franchisees to comply with Barbeques Galore’s merchandising and advertising guidelines. Serious or protracted failures by licensees or franchisees to adhere to our standards could adversely affect customer loyalty and diminish our brand name or reputation for quality products and services, and could require us to devote significant management attention and resources to enforcing our rights under such agreements. Conversely, if we fail to provide adequate support services or otherwise breach our contractual obligations to any licensee or franchisee, such failure or breach could result in termination of, or litigation relating to, the relevant licensing or franchise agreement and the loss of fees and sales revenue.

The majority of the licensing agreements in Australia are terminable at will (absent fraud) by the licensees only, generally upon ninety days’ notice.

Foreign currency fluctuations could adversely affect our results.

We prepare our consolidated financial statements in Australian dollars but a substantial portion of our revenues and expenses are denominated in U.S. dollars and, to a lesser extent, other foreign currencies. Accordingly, we are subject to risks of currency exchange to the extent of currency fluctuations between the Australian dollar and the U.S. dollar or other currencies in which we transact our business. This currency imbalance has resulted in, and may continue to result in, foreign currency transaction gains and losses. Our Australian operations generally hedge a major portion of their imports against exchange rate fluctuations with respect to the Australian dollar.

However, in our U.S. operations, we have not, and currently do not, actively hedge against exchange rate fluctuations, although we may elect to do so in the future. Accordingly, changes in exchange rates may have a material adverse effect on our net sales, cost of goods sold, gross profit and net (loss) income, any of which alone or in the aggregate may in turn have a material adverse effect on our business, operating results and financial condition. Such currency issues could, thus, affect the market price for the American Depositary Shares (“ADSs”). We may pay dividends on the Ordinary Shares or the ADSs in the future and accordingly, the above exchange rate fluctuations would affect the conversion into U.S. dollars (for payment to holders of ADSs) by Morgan Guaranty Trust Company as Depositary, of any cash dividends paid in Australian dollars on the Ordinary Shares represented by the ADSs.

Restrictions On Foreign Ownership; Antitakeover Restrictions

Under Australian law, foreign persons are prohibited from acquiring more than a limited percentage of theshares in an Australian company without approval from the Australian Treasurer (the “Treasurer”) or in certain other limitedcircumstances. These limitations are set forth in the Australian Foreign Acquisitions and Takeovers Act (the ’’Takeovers Act’’). Under the Takeovers Act, as currently in effect, any foreign person, together with associates,is prohibited from acquiring 15% or more of our outstanding shares (or else the Treasurer may make an orderrequiring the acquiror to dispose of those shares within a specified period of time). In addition, if a foreign personacquires our shares and as a result the total holdings of all foreign persons and their associates exceeds 40% inthe aggregate without the approval of the Treasurer, then the Treasurer may make an order requiringthe acquiror to dispose of those shares within a specified time if the Treasurer finds that the acquisition is contraryto the national interest. The same rule applies if the total holdings of all foreign persons and their associatesalready exceeds 40% and a foreign person (or our associate) acquires any further shares, including in the courseof trading, shares acquired in the secondary market of the ADSs. In addition, if the level of foreign ownership exceeds 40% atany time, we would be considered a foreign person under the Takeovers Act. In such event, we would be requiredto obtain the approval of the Treasurer for us, together with our associates, to acquire (i) more than 15% of anAustralian company or business with assets totalling over A$50 million or (ii) any direct or indirect ownershipinterest in Australian urban real estate. In addition, the percentage of foreign ownership of Barbeques Galorewould also be included in determining the foreign ownership of any Australian company or business in whichwe may choose to invest. Since we have no current plans for any such acquisitions and only own commercialproperty, any such approvals that we may be required to obtain as a foreign person under the Takeovers Act willnot affect our current or planned future ownership or lease of property in Australia. However, there would be no materialtax consequence to our shareholders (including holders of ADSs) resulting from our being deemed a foreignperson under the Takeovers Act. If foreign persons or their associates were to own all of the ADSs then thelevel of foreign ownership of our equity securities will be approximately 67.2%. The level of foreign ownershipcould also increase in the future if existing Australian investors decide to sell their shares into the U.S. market orif we were to sell additional Ordinary Shares or ADSs in the future.

We have additionally provided that all stock options outstanding under our 1997 Share Option Plan (the “1997 Plan”) at such time as we are acquired by merger or asset salepursuant to which such stock options are not assumed or replaced by the successor corporation shall becomeimmediately exercisable for a period of one (1) year (or until the expiration of the stock option term, if earlier). There are 478,252 Ordinary Shares underlying stock options granted underour 1997 Plan, which, barring acceleration, became/will become exercisable as to 176,250 in three equal instalments onNovember 9, 2001, (none of which were exercised), November 9, 2002 and October 9, 2003, as to 148,466 in three equal instalments onJanuary 7, 2003, January 7, 2004 and December 7, 2004, as to 84,686 in full at any time on or after July 1, 2002 and as to 68,850 in full at any time on or after January 1, 2003, according to the terms of the 1997 Plan. Suchinvestment restrictions and dilutive acceleration events discussed above could have a material adverse effect onour ability to raise capital as needed and could make more difficult or render impossible, attempts by certainentities (especially foreign entities, in the case of the Takeovers Act), to acquire us, including attempts that mightresult in a premium over market price to holders of ADSs.

Our Constitution contains certain provisions that could impede any merger, consolidation, takeover or other business combination involving us or discourage a potential acquiror from making a tender offer or otherwiseattempting to obtain control of us. Provisions contained in the Constitution, among other things:

•	in effect divide the Board of Directors into three classes, which serve for staggered three-year terms;

•
provide that the shareholders may amend or repeal special resolutions, including changes to theConstitution and extraordinary transactions, only by a vote of at least 75% of the votes cast at a meetingat which a quorum is present;

•	require extended notice (of up to 28 days) for special resolutions considered by the Board of Directors; and

•
authorize the Board of Directors, without any vote or action by our shareholders, to issue, out of ourauthorized and unissued capital shares, shares in different classes, or with special, preferred or deferredrights, which may relate to voting, dividend, return of capital or any other matter.

Although we currently have no plans to issue any preferred shares, the rights of the holders of Ordinary Shares or ADSs will be subject to, and may be adversely affected by, the rights of the holders of any preferred or senior shares that may be issued in the future. The issuance of any preferred or senior shares, and the other provisions of the Constitution referred to above, could have the effect of making it more difficult for a third-party to acquire control of us.

In certain circumstances, non-residents of Australia may be subject to Australian tax on capital gains madeon the disposal of Ordinary Shares or ADSs. The rate of Australian tax on capital gains realized by non-residentsof Australia is 30% for companies for the 2002 income year (which for most taxpayers is the year ending June 30, 2002). For individuals, the rate of tax increases from 29% to a maximum of 47%. However, if theOrdinary Shares or ADSs are held for 12 months or more, an individual should be entitled to an exemption of 50% of the otherwise taxable capital gain.

Item 3.     Quantitative and Qualitative Disclosures about Market Risk

Market risks relating to our operations result primarily from changes in interest rates and changes in foreign exchange rates.

Foreign Currency Market Risk

Our functional currency is the Australian dollar although we transact a portion of our business in foreign currencies and accordingly we have foreign currency exposure through our sales in the United States and purchases from overseas suppliers in U.S. dollars.

Our Australian operations generally hedge a major portion of our imports against exchange rate fluctuations with respect to the Australian dollar. However, in our U.S. operations, we have not, and we currently do not, actively hedge against exchange rate fluctuations, although we may elect to do so in the future. Accordingly, changes in exchange rates may have a material adverse effect on our net sales, cost of goods sold, gross profit and net (loss)/income, any of which alone or in the aggregate may in turn have a material adverse effect on our business, operating results and financial condition.

We utilize foreign currency forward contracts used as a means of offsetting fluctuations in the dollar value of foreign currency accounts payable. The counterparties to the contracts are major financial institutions and the risk of loss to us in the event of non-performance by a counterparty, is not significant. There were no foreign currency forward contracts outstanding as at January 31, 2002 and April 30, 2002, respectively.

Interest Rate Risk

Because we have long-term debt under the facilities with ANZ and Merrill Lynch, we are exposed to changes in interest rates.

The ANZ facility includes bank bills which are generally taken out for periods varying from approximately 30 to 90 days and rolled over at the end of their respective terms. Overseas purchases are generally refinanced for periods varying up to 170 days. As of January 31, 2002 and April 30, 2002 the weighted average interest rates accruing on the bank bills utilized under the ANZ Facility were as follows:

	January 31, 2002	April 30, 2002	January 31, 2002		April 30, 2002
	(in A$ thousands)		(interest rate per annum)
Bank bills	$16,626	$22,932	5.6%		5.7%
Property loans	8,450	8,450	6.9	% to 7.5%	6.9	% to 7.5%

As of April 30, 2002 the Merrill Lynch facility comprises a revolving line of credit amounting to US$1.0 million. Indebtedness under the revolving line of credit accrues interest at the 30-day commercial paper rate plus 2.70% and is payable monthly.

Our total long-term debt matures as follows:

(in A $ thousands)
12 months ending April 30	$—
2003	31,382

2004	$31,382

The difference between the carrying value and fair value of long-term debt is not significant.

PART II    OTHER INFORMATION

ITEM 1.     Legal Proceedings

Not applicable.

ITEM 2.     Changes in Securities and Use of Proceeds

Not applicable.

ITEM 3.     Defaults Upon Senior Securities

Not applicable.

ITEM 4.     Submission of Matters to a Vote of Security Holders

Not applicable.

ITEM 5.     Other Information

On May 17, 2002, we distributed to our shareholders materials relating to our Annual General Meeting, to be held on June 14, 2002 at 9:00 am (Sydney, Australia time), consisting of (i) a Notice of Annual General Meeting, (ii) a form of proxy for holders of American Depositary Receipts (“ADRs”), which represent ADSs, which in turn, represent Ordinary Shares, (iii) a form of proxy for holders of Ordinary Shares, (iv) a letter dated May 17, 2002 from Mr. Sam Linz, Chairman of the Board, Mr. Robert Gavshon, Executive Deputy Chairman and Mr. Sydney Selati, President of our U.S. operating subsidiary and (v) a copy of our Annual Report on Form 20-F (File No 333-37259) for the fiscal year ended January 31, 2002, filed with the Commission on May 1, 2002. Except for the Annual Report on Form 20-F which has previously been filed with the Commission, these materials are attached hereto as Exhibit 22.1. At our Annual General Meeting, we intend (i) to present our financial statements of the consolidated entity for the year ended January 31, 2002 and the report of the auditors thereon, (ii) to elect two directors and (iii) to consider and, if thought fit, pass an Ordinary Resolution to: (a) increase the maximum number of shares of the Company’s common stock that may be issued under the 1997 Plan and to reserve such shares for issuance under the 1997 Plan; and (b) increase the per person share limitation required in accordance with Section 162(m) of the United States Internal Revenue Code of 1968, as amended. Mr. Edgar Berner and Mr. Robert Gavshon are to retire by rotation in accordance with the provisions of Article 63 of our Constitution and, as they are eligible, will offer themselves for re-election. In addition, any business which may be lawfully brought forward at the Annual General Meeting may also be transacted. This summary is qualified in its entirety by reference to the materials filed in Exhibit 22.1.

ITEM 6.     Exhibits and Current Reports on Form 6-K

(a)  Exhibits

Exhibit Number

3.1	Memorandum and Articles of Association.[1]

4.1	Form of Specimen of American Depositary Receipt.[1]

4.2	Form of Deposit Agreement among the Registrant, Morgan Guaranty Trust Company of New York, as Depositary, and holders from time to time of ADSs issued thereunder.[1]

10.1	Executive Share Option Plan.[1]

10.2	1997 Share Option Plan.[1]

10.3
Major Agreements relating to the Registrant’s credit facility with Australia and New Zealand Banking Corporation Group Limited (“ANZ”), including the formal Letter of Offer from ANZ to Directors of the Company, dated May 25, 1998, approving the Letter of Offer from ANZ to the Company.[2]

10.4
Major Agreements relating to the Registrant’s U.S. operating subsidiary’s credit facility with Merrill Lynch Business Financial Services Inc. (“Merrill Lynch”), including Term WCMA(R) Loan and Security Agreement No. 9502340701, dated as of February 23, 1995 by and between Galore USA and Merrill Lynch; WCMA(R) Note, Loan and Security Agreement No. 231-07T10, dated as of February 23, 1995 by and between Galore USA and Merrill Lynch; Unconditional Guaranty by the Registrant relating to WCMA(R) Note, Loan and Security Agreement No. 9502340701; Unconditional Guaranty by the Registrant relating to WCMA(R) Note, Loan and Security Agreement No. 231-07710; Term WCMA(R) Note No. 9502340701; Letter dated November 27, 1996 from Merrill Lynch to Galore USA re: WCMA(R) line of credit variation; Letter and Letter Agreement dated August 27, 1997 from Merrill Lynch to Galore USA re: WCMA(R) line of credit variation; Letter Agreement dated January 20, 1998 from Merrill Lynch to Galore USA re: amendment to WCMA(R) Note, Loan and Security Agreement No. 231-07T10, modifying locations of collateral and change in maturity date to February 28, 1998.[1]

10.6	Lease dated as of March 6, 1992 by and between Galore USA and Phoenix Business Center Partners re: Irvine, California U.S. headquarters and distribution facility.[1]

10.8	WCMA(R) Note, Loan and Security Agreement No. 231-07T10, as amended.[1]

10.9	Deeds of purchase of Registrant’s headquarters facility and assembly operations facility, as amended.[1]

10.10
Major Agreements relating to the Registrant’s credit facility with Australia and New Zealand Banking Corporation Group Limited (“ANZ”), including the formal Letter of Offer from ANZ to Directors of the Registrant, dated May 25, 1998; resolutions of the Directors of the Registrant, dated June 26, 1998 approving the Letter of Offer from ANZ to the Registrant.[3]

10.11	Contract for the sale of land for the Registrant’s warehousing and distribution operations.[2]

[1]	Previously filed in the Registrant’s Registration Statement on Form F-1, filed with the Commission on June 12, 1998, and incorporated herein by reference.
[2]	Previously filed in the Registrant’s Post-Effective Amendment No. 1 to the Registration Statement on Form F-1, filed with the Commission on September 21, 1998, and incorporated herein by reference.
[3]	Previously filed in the Registrant’s Report of Foreign Issuer on Form 6-K, filed with the Commission on September 14, 1998, and incorporated herein by reference.

(b)  There were no current reports on Form 6-K filed during the quarter ended April 30, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

BARBEQUES GALORE LIMITED (Registrant)

By:	/s/ ROBERT B. GAVSHON
Robert B. Gavshon Executive Deputy Chairman

Date:  June 14, 2002

EXHIBIT INDEX

Exhibit Number

3.1	Memorandum and Articles of Association.[1]

4.1	Form of Specimen of American Depositary Receipt.[1]

4.2	Form of Deposit Agreement among the Registrant, Morgan Guaranty Trust Company of New York, as Depositary, and holders from time to time of ADSs issued thereunder.[1]

10.1	Executive Share Option Plan.[1]

10.2	1997 Share Option Plan.[1]

10.3
Major Agreements relating to the Registrant’s credit facility with Australia and New Zealand Banking Corporation Group Limited (“ANZ”), including the formal Letter of Offer from ANZ to Directors of the Company, dated May 25, 1998, approving the Letter of Offer from ANZ to the Company.[2]

10.4
Major Agreements relating to the Registrant’s U.S. operating subsidiary’s credit facility with Merrill Lynch Business Financial Services Inc. (“Merrill Lynch”), including Term WCMA(R) Loan and Security Agreement No. 9502340701, dated as of February 23, 1995 by and between Galore USA and Merrill Lynch; WCMA(R) Note, Loan and Security Agreement No. 231-07T10, dated as of February 23, 1995 by and between Galore USA and Merrill Lynch; Unconditional Guaranty by the Registrant relating to WCMA(R) Note, Loan and Security Agreement No. 9502340701; Unconditional Guaranty by the Registrant relating to WCMA(R) Note, Loan and Security Agreement No. 231-07710; Term WCMA(R) Note No. 9502340701; Letter dated November 27, 1996 from Merrill Lynch to Galore USA re: WCMA(R) line of credit variation; Letter and Letter Agreement dated August 27, 1997 from Merrill Lynch to Galore USA re: WCMA(R) line of credit variation; Letter Agreement dated January 20, 1998 from Merrill Lynch to Galore USA re: amendment to WCMA(R) Note, Loan and Security Agreement No. 231-07T10, modifying locations of collateral and change in maturity date to February 28, 1998.[1]

10.6	Lease dated as of March 6, 1992 by and between Galore USA and Phoenix Business Center Partners re: Irvine, California U.S. headquarters and distribution facility.[1]

10.8	WCMA(R) Note, Loan and Security Agreement No. 231-07T10, as amended.[1]

10.9	Deeds of purchase of Registrant’s headquarters facility and assembly operations facility, as amended.[1]

10.10
Major Agreements relating to the Registrant’s credit facility with Australia and New Zealand Banking Corporation Group Limited (“ANZ”), including the formal Letter of Offer from ANZ to Directors of the Registrant, dated May 25, 1998; resolutions of the Directors of the Registrant, dated June 26, 1998 approving the Letter of Offer from ANZ to the Registrant.[3]

10.11	Contract for the sale of land for the Registrant’s warehousing and distribution operations.[2]

[1]	Previously filed in the Registrant’s Registration Statement on Form F-1, filed with the Commission on June 12, 1998, and incorporated herein by reference.
[2]	Previously filed in the Registrant’s Post-Effective Amendment No. 1 to the Registration Statement on Form F-1, filed with the Commission on September 21, 1998, and incorporated herein by reference.
[3]	Previously filed in the Registrant’s Report of Foreign Issuer on Form 6-K, filed with the Commission on September 14, 1998, and incorporated herein by reference.

E-1